November 20, 2014                                                                                     Via Email and EDGAR

Mellissa Campbell Duru
Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Cole Corporate Income Trust, Inc.
Schedule TO-T
Filed November 4, 2014 by CMG Partners, LLC
File No. 005-87388

Dear Ms. Duru:

I am responding to the comments in your letter dated November 14, 2014, regarding the above-referenced filing.  Set forth below are my responses numbered to correspond to your numbered comments.

1.
We noticed the incorrect filing on the day the offer was filed and correctly filed it the same day, and made a request to Filer Support to remove the incorrect filing.  However, evidently the Filer Support team removed the correct filing instead of the incorrect filing.  We have now requested that they fix this error.

2.	We only mailed the amended offer materials. The changes were made before any mailing of the first offer, thus no one will have the old transmittal materials.

3.
The Summary Term Sheet does clearly reference the announced merger under “What is the market value of my shares?”  However, we disagree that our Offer is tantamount to a competing transaction (“solicitation” was replaced with “transaction” per your voice mail to do so).  We are simply offering to purchase Shares.  The fact that those shares might soon receive merger consideration is disclosed, but it is not competing any more than offering to purchase shares in a tender offer competes with sales on a secondary market.  Nonetheless, we are adding an additional question to the Summary Term Sheet as described below.

4.
With all due respect, we are not required to state the obvious in multiple places.  No reasonable shareholder (the appropriate standard for securities’ law disclosures) would believe that they would receive our $7.00 per Share plus the $10.50 per Share under the merger.  We state in the Summary Term Sheet, and in multiple places throughout the Offer that “Any dividends made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Agreement of Assignment and Transfer, be assigned by tendering Shareholders to the Purchasers.”  (emphasis added)

Further, we state on the first page of the Offer, in a bullet point:

“Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the REIT from property operations or dispositions, and the purchase price per Share payable to a tendering Shareholder by the Purchasers may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the REIT.” (emphasis added)

The Agreement clearly states: “I hereby sell, assign … all of my right, title and interest in and to the Shares tendered, and any and all dividends or benefits issued in respect thereof on or after December 12, 2014, including, without limitation, all rights in…merger consideration...” (emphasis added)

We disagree that it would be meaningful, material, or required to have a separate question in the Summary Term Sheet to state the obvious—that selling the shares means the shareholder would no longer be entitled to the benefits of being a shareholder.  But we are doing so in an abundance of caution and in deference to your comments.

5.
The REIT has not yet mailed a proxy statement (only filing a preliminary proxy) and has stated that if the merger is approved, it would be completed after the beginning of the year.  Our offer discloses this statement, and our Offer expires December 12, 2014, so we do not believe there is any doubt that we would be shareholders of record for this purpose.  Nonetheless, we also clearly state throughout the offer that we are entitled to any dividends or merger consideration and that we are entitled to vote any tendered securities (whether by the proxy granted in the Assignment Agreement or by virtue of being record holders), so whether or not we are record shareholders in time is not material to the contract between tendering shareholders and the Purchasers.  Nonetheless, in the additional question we are adding to the Summary Term Sheet we will further clarify.

6.
No special meeting date has been announced, no proxy statement has been mailed, and the Purchasers have no way of evaluating the intention to vote on such matters without first receiving this information, so we cannot disclose our intentions.  We disclose throughout the offer in multiple places the fact that our offer price is less than the likely total consideration in the merger, if it is approved.  If the merger were to occur, and merger consideration is based on the current share price of SIR, it is unlikely that the total consideration would be $10.50, but rather it would be closer to $9.79, assuming at least most shareholders are rational actors. Nonetheless, in the additional question we are adding to the Summary Term Sheet we further clarify.

7.
We do not assume anything in this discussion other than the fact that shareholders (or most of them) will act rationally.  We respectfully disagree that we do not have a supportable basis for assuming people are rational.  We are simply assuming that people will choose more money over less money.  Given the fact that if shareholders elect as much cash consideration as possible (given the stated SIR stock price), they would receive $9.79 per Share, and if they elected shares of SIR they would receive $8.73 per Share, at least most shareholders will elect to receive as much cash as possible, resulting in all shareholders receiving 60% cash and 40% shares.  In fact, we don’t even assume this, we simply state “it appears more likely that shareholders would opt for a cash option” and “it would seem likely that the ultimate consideration would be closer to 60% cash and 40% SIR stock.” (emphasis added).  However, our amendment clarifies that a different result is possible.

8.
We are not responsible for explaining the entire transaction to Shareholders; the REIT does that and has.  It has also done so in its 14D-9 letter to Shareholders.  However, we have given Shareholders some description of the mechanism.  We state: “each Share would be exchanged for $10.50 per Share in cash (the “Cash Consideration”) or converted into the right to receive .36 common shares of SIR (the “Share Consideration”) subject to the limitation that neither the cash nor the stock consideration will exceed 60% of the total. Thus, investors will be issued a combination of cash and SIR shares if CCIT investors elect a cash option for an aggregate quantity of shares that exceeds 60% of CCIT’s outstanding shares.”  We then proceed to explain that because the Cash Consideration is more valuable now based upon the SIR price, it is likely that shareholders would elect that, resulting in 60% of the consideration being Cash Consideration.  We further state that “there can be no certainty as to the actual present value of the Shares … [and] there can be no assurance as to the timing or amount of any future REIT dividends, … [or] that the actual amounts which may be realized by holders for the Shares may not vary substantially from this estimate.”  So we do explain exactly what you propose.  Nonetheless, our amendment clarifies these technical possibilities.

9.	We respectfully point out that Paragraph 1 under “Why you should accept this Offer” discusses the merger and the possible consideration to be received thereunder.

10.
As referenced above, there is no final proxy statement or meeting scheduled, even though one is possible in the near future (the preliminary proxy was filed before the ARC issues).  Given the upheaval at the parent company of the REIT’s advisor, we think it is very possible that the merger may be delayed, modified or cancelled, but regardless of whether it is, or whether a vote occurs, we are in the investment for the longer-term.  Even if “longer-term” means longer than December 12 and until the proposed merger happens and we receive cash and stock.  We may well hold the stock received for the longer term.

11.
We have not made any assumptions regarding our liquidity discount.  It is simply a judgment call.  We took a look at the possible total consideration in the range of $9.70 per share and determined that a discount in the range of 20-30% would be appropriate for our funds. The fact that the REIT said (before the ARC issues) that it thought the likelihood of completion was high, does not mean that we would agree given the current issues with the parent company of the REIT’s advisor.  We have made a judgment call and adjusted our expectations. Our clients have risk-reward criteria, but they are not fixed.  We have to make a judgment call, and this is not something we can describe.

12.	Respectfully, there is not anything we can add. There is no formula or weighting involved.

13.
With all due respect, we are not an affiliate of the issuer or the advisor and have no obligation to provide a summary of any valuation reports that the issuer may have received.  The SEC’s own guidance states that “The bidder should summarize any report received from a third party that is materially related to the transaction.”  We have not received any third party reports.  However, in our amendment we refer shareholders to the disclosures of such valuations made by Select Income REIT in the S-4 it filed on October 17 (to our knowledge, CCIT has not filed any prospectus or proxy statement, although we see that the S-4 is entitled a joint proxy statement).

14.	We confirm our understanding of the staff’s position.

15.	As explained above, there are no “metrics” that led us to determine the $1.00 price decrease. We simply made a judgment call, and we disclose this.

16.
We very carefully crafted our language about the ARCP matter.  All of the statements we made are truthful, are not misleading, and do not omit facts the omission of which would make the statements misleading.  We state “RCS Capital has terminated the agreement to buy Cole Capital Advisors because ARCP has recently restated its earnings due to an accounting error that it states was intentionally concealed.”  This is exactly what has been publicly disclosed.  We also state that “ARCP has become the subject of SEC and FBI investigations” which has also been disclosed.  We explain, prominently in the first paragraph of our letter that “We have no way of knowing if those issues affect Cole Capital Advisors or Cole Corporate Income Trust in any way, and we are not implying that they do.”  We have no obligation to disclose all the issues in dispute unless failure to do so would be misleading, and we do not see any way it would be.  In fact, our cautionary language makes clear that we are simply looking at the overall risk factors relating to the situation.  Moreover, we feel that it cannot be said at this time that “the ARCP matter does not have direct bearing on the valuation of CCIT”.  Given the circumstances at hand (intentionally concealed material accounting errors), it cannot be concluded in our view that the accounting issues at ARCP do not extend to the financial records of its subsidiaries including Cole Capital Advisors and CCIT.  Clearly, these matters could have an impact on the value of CCIT, not only because it could cause a modification or termination of the proposed merger with SIR, but because CCIT’s financial records could also be compromised.

We acknowledge the Staff’s positions stated in the closing of its letter, and we do not take any specific issue with such positions, but we respectfully suggest that the statements requested, as discussed herein are not necessary. If the requested statements are accurate statements of applicable law, there is no reason to obtain from us any acknowledgment of the law for it to be enforceable.  If the statements go beyond the law applicable to us, or if they are the Staff’s interpretations of law, the Staff should not require us to make statements that would be binding upon us or prejudicial to us.

Sincerely,

/s/ Mark Swenson
Mark Swenson